Altair Nanotechnologies Inc.
204 Edison Way
Reno, Nevada 89502

May 25, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Altair Nanotechnologies Inc. — Form AW
Request for Withdrawal of Post-Effective Amendment No. 1
to Registration Statement on Form S-4
File No. 333-178729

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Altair Nanotechnologies Inc. (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Filing”) to the Company’s Registration Statement on Form S-4 (File No. 333-178729), which was filed with the Securities and Exchange Commission effective May 23, 2012.

The Filing was inadvertently submitted under the form type header “S-4 POS” when it was filed on the EDGAR system. The Filing should have been submitted under the form type header “POS AM.” No securities have been sold pursuant to the Filing. The Company will re-file a Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-178729) under the form type header “POS AM” as soon as practicable following this request for withdrawal.

If you have any questions regarding this request for withdrawal, please contact me at (775) 858-3714 or Bryan Allen, our outside counsel, at (801) 257-7963.

Sincerely,

/s/ Stephen Huang

Stephen Huang
Chief Financial Officer